[SUNTECH LOGO]
Suntech Power Holdings Co., Ltd.
17-6 Chang Jiang South Road
New District Wuxi, China 214028
T +86 510 5531 8918
F +86 510 5534 4448
February 22, 2008
Mail Stop 6010
Ms. Lynn Dicker, Reviewing Accountant
Ms. Tara Harkins, Staff Accountant
Tim Buchmiller, Reviewing Attorney
Jay Mumford, Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Suntech Power Holdings Co., Ltd. Form 20-F for the fiscal year ended December 31, 2006 File No. 001-32689
Dear Ms. Dicker, Ms. Harkins, Mr. Buchmiller and Mr. Mumford:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 30, 2008 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) of Suntech Power Holdings Co., Ltd. (the “Company”).
     For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.
Form 20-F for the year ended December 31, 2006
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-9
Note 11, Long-Term Loan to a Supplier, page F-22
www.suntech-power.com

1.	We note your response to our prior comment 17.

	•	Please confirm that the discussion and analysis under “Liquidity and Capital Resources” in your future filings will quantify and discuss any known commitments that are reasonably likely to have a material effect on your liquidity and capital resources, including any material amounts that you have committed to loan to your suppliers;

The staff’s comment is noted. The Company will include such discussion and analysis in future filings.

	•	and that you will quantify the amount of cash used in your operating activities during the latest fiscal year that is attributable to loans made to your suppliers;

The staff’s comment is noted. The Company confirms it will quantify the amount of cash used in its operation activities during the last fiscal year that was attributable to loan to its suppliers.

	•	Please also confirm that your “Risk Factors” disclosure will include all material risks to your liquidity and your operations if you are unable to fund those commitments using cash generated from your operating activities.

The Staff’s comment is noted. The Company will ensure that any material risks to our liquidity and our operations associated with not being able to fund the referenced commitments from cash generated from operating activities will be included in our “Risk Factors” disclosure.
* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934;

•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-510-8531-8918.
Sincerely,
/s/ Amy Yi Zhang
Chief Financial Officer